SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

National CineMedia, Inc.
(Name of Issuer)
Common Stock, par value of $0.01 per share
(Title of Class of Securities)
635309107
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	635309107	13G

1	NAME OF REPORTING PERSONS: Cinemark Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		13,991,652 (See Exhibit I)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,991,652 (See Exhibit I)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,991,652

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

24.9% (See Item 4)

12	TYPE OF REPORTING PERSON*

HC
*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)	Name of Issuer: National CineMedia, Inc.

Item 1(b)	Address of issuer's principal executive offices:

9110 E. NICHOLS AVE.
SUITE 200
CENTENNIAL CO 80112

Item 2(a)	Name of Person Filing.

Cinemark Holdings, Inc.

Item 2(b)	Address or Principal Business Office.

3900 Dallas Parkway, Suite 500
Plano, TX 75093

Item 2(c)	Citizenship or Place of Organization.

Delaware

Item 2(d)	Title of Class of Securities.

Common Units of National CineMedia, LLC ("NCM LLC") which may be converted at any time into shares of common stock of National CineMedia, Inc. ("NCMI") on a one-for-one basis, and have no expiration date.

Item 2(e)	CUSIP No.

635309107

Item 3	Not Applicable

Item 4	Ownership.
(a)	Amount Beneficially Owned: 13,991,652 (See Exhibit I)

(b)	Percent of Class: 24.9%. This percentage is determined by dividing the number of common units of NCM LLC convertible into shares of common stock of NCMI beneficially held by the reporting person, by 56,059,450. The denominator, 56,059,450 is the sum of 42,067,798, the number of shares of common stock of the Issuer issued and outstanding (as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008) and 13,991,652, the number of common units of NCM LLC that may be converted into shares of common stock of NCMI by the reporting person.

(c)	No. of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 13,991,652

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 13,991,652

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary

See Exhibit I

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of a Group

Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit I

Exhibit I
The reported securities are owned directly by Cinemark Media, Inc. and indirectly by Cinemark USA, Inc., Cinemark, Inc. and Cinemark Holdings, Inc. Cinemark Media, Inc. is a wholly owned subsidiary of Cinemark USA, Inc., Cinemark USA, Inc. is a wholly owned subsidiary of Cinemark, Inc. and Cinemark, Inc. is a wholly owned subsidiary of Cinemark Holdings, Inc. As a result, Cinemark Holdings, Inc. is the ultimate parent company of each company listed on this Exhibit I.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 16, 2009

CINEMARK HOLDINGS, INC.
By:	/s/ Michael Cavalier
	Name:	Michael Cavalier
	Title:	Senior VP, General Counsel & Secretary